Mail Stop 3561

December 16, 2009

Joseph Willinger
Chief Executive Officer
G. Willi-Food International LTD
4 Nahal Harif St.
Northern Industrial Zone
Yavne 81224 Israel

> **Re:** **G. Willi-Food International LTD**
> **Registration Statement on Form F-1**
> **Filed November 19, 2009**
> **File No. 333-163223**

Dear Mr. Willinger:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all required exhibits, such as the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

2. We note that the staff issued comments on your Form 20-F for the fiscal year ended December 31, 2008 on September 30, 2009 and you responded on October 22, 2009. In your response, you committed to make several revisions to your filings in the future. Please tell us why these revisions do not appear to have been made within this Form F-1. For example, we note that instead of revising your critical accounting estimates as indicated in your response letter filed October 22, 2009, you have removed this section of your filing entirely. As another example, we note that you committed to add disclosure to your results of operations to describe the factors that led to your goodwill impairments during 2007 and 2008; however, you do not appear to have added these disclosures.

3. We note your response to prior comment three of our letter dated September 30, 2008. While we understand that you were not required to comply with this comment in the context of your annual report on Form 20-F, please tell us how you determined that you did not need to provide separate financial statements for Shamir Salads consistent with Rule 3-05 of Regulation S-X and pro forma financial statements reflecting this acquisition consistent with Article 11 of Regulation S-X. Refer to Instruction 1 to Item 8A of Form 20-F and Item 17 of Form 20-F.

<u>Undertakings, II-3</u>

4. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K, as well as the applicable undertaking required pursuant to Item 512(i) of Regulation S-K.

<u>Signatures</u>

5. Please amend your filing to include or identify your controller/principal accounting officer's signature. Also, we presume that your chief financial officer serves as your principal financial officer, however, please confirm this. Refer to Instruction 1 to the Signatures on Form F-1.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ryan Hong, Esq.
    Richardson & Patel LLP